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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2018

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

PUBLIC COMPANY

CNPJ Nº 07.689.002/0001-89

NIRE 35.300.325.761

MATERIAL FACT

Embraer S.A. (“Company” or “Embraer”), in accordance with the Material Fact published by the Company on July 5, 2018 (“Initial Material Fact”), informs that, on this date, the Board of Directors of the Company:

(i) Approved, in principle, subject to the Brazilian Federal Government’s authorization under item (ii) below and the additional conditions referred to below, and in continuity with the negotiations described in previous material facts, the strategic partnership between Embraer and The Boeing Co. ("Boeing"), which comprises (the “Transaction”):

(a) the segregation and transfer, by Embraer, of the assets, liabilities, rights and obligations related to the commercial aviation business unit to a Brazilian closely-held corporation, which will perform the commercial aviation business and services currently performed by Embraer (“New Company” or “Commercial Aviation JV”);

(b) in order to implement the segregation referred above, a subsidiary of Boeing in Brazil (“Boeing Brazil”) will acquire and subscribe shares representing 80% of the New Company's share capital, so that Embraer and Boeing Brazil will hold, respectively, 20% and 80% of the total and voting share capital;

(c) the execution by Embraer, Boeing and/or the New Company, as applicable, of long-term operational agreements governing, among other aspects, the provision of general and engineering services, use of information, research and development, use and access of certain facilities, the supply of certain products and components, and an agreement to maximize potential opportunities in the supply chain; and

(d) the formation, as part of the Transaction, in addition to the Commercial Aviation JV, of another joint venture between Embraer and Boeing for the promotion and development of new markets and applications for the multi-mission airplane KC-390, based on opportunities to be identified together, and development, manufacture and sales of the KC-390 (“KC-390 JV”), which will have Embraer as the controlling party.

(ii) Authorized the delivery of a notification requesting the prior approval of the Transaction by the Brazilian Federal Government, by virtue of the common share of special class issued by Embraer owned by the Federal Government (golden share), pursuant to Article 9 of the Company's Bylaws.

1. Main Changes to the Initial Material Fact

The main changes to the facts and premises informed in the Initial Material Fact are described below.

1.1. Financial Terms of the Commercial Aviation JV

The value attributed ("Enterprise Value") by the parties involved in the Transaction to the Commercial Aviation JV (considering that the New Company will hold 100% of the commercial aviation business, including the corresponding operations, services and engineering capacity) is US$ 5.26 billion.

Boeing Brazil will acquire an 80% interest in the total and voting share capital of the Commercial Aviation JV at the closing of the Transaction, which will include the subscription of new shares by Boeing Brazil and the acquisition of existing shares directly from Embraer, at an aggregate value of $4.2 billion (the “Estimated Value”).

Embraer expects the Transaction's proceeds net of separation costs to equal approximately US$3 billion. Any reductions to the separation costs up until the Transaction's closing date would be shared by Embraer and Boeing equally.

The Estimated Value is also subject to adjustments customary for transactions of the same nature including for indebtedness and net working capital of the New Company at the closing date of the Transaction. It is not possible at this time to determine the net effect of the Transaction on the Company's results.

As informed in the Initial Material Fact, the Company will have the right to sell its interest in the Commercial Aviation JV to Boeing through the exercise, at any time, of a put option (“Put Option”).

If Embraer exercises the Put Option before the expiration of the Lock-Up Period (defined below), the price per share to be paid will be equal to the price per share at the closing date of the Transaction, adjusted by the inflation (in the U.S.) accumulated between the closing date of the Transaction and the date the Put Option was exercised, or if the Put Option is exercised after the Lock-Up Period, the price per share will be equal to the fair value of each share object of the Put Option at the respective exercise date.

1.2. Overview of KC-390 JV

As part of the Transaction, in addition to the Commercial Aviation JV, the KC-390 JV will also be formed by the Company and Boeing. The KC-390 JV, which will be controlled by Embraer, will have Boeing as the holder of 49% of the share capital and Embraer as the holder of 51% of the share capital.

Subject to the terms and conditions set forth in the KC-390 JV agreements: (i) Embraer and Boeing will collectively make contributions, in cash and in assets; (ii) Embraer will allow KC-390 JV to access information  required for KC-390 JV to operate its business; and (iii) certain long-term operating contracts will be entered into by the KC-390 JV.

The following simplified organization chart shows the corporate structure of KC-390 JV after the implementation of the Transaction:

2. Initial Material Fact

The other facts and premises of the Transaction reported in the Initial Material Fact remain unchanged as described below:

2.1. Overview

With the implementation of the Transaction, the Company will remain a Brazilian public listed company, registered in Category A, and with shares listed in the Novo Mercado special segment of B3 S.A. - Brasil, Bolsa, Balcão. The Federal Government will remain with the rights deriving from its ownership of the common share of special class issued by the Company (golden share), as set forth in the Company's Bylaws.

The defense & security and executive jets businesses, among others, will not be segregated in favor of the New Company and will continue to be developed and performed by Embraer.

The following simplified organization chart shows the corporate structure after the implementation of the Transaction:

2.2. Governance of the New Company

The New Company will be a closely-held company with operations and headquarters in Brazil.

The New Company will be managed by a Board of Officers and a Board of Directors, both bodies composed of professionals with appropriate qualifications to occupy their respective positions, and Boeing's control of the New Company is ensured. The Company will have governance and veto rights in certain matters, subject to the terms and conditions to be established in the definitive documents.

The New Company will have an anti-dilution policy and a dividend policy, in order to protect the Company's investment in the New Company.

Also, in order to align the interests of the parties in the partnership resulting from the Transaction, as a general rule, the Company and Boeing will not be able to dispose of their respective shares issued by the New Company for a period of 10 years from the closing of the Transaction (“Lock-Up Period”).

In addition, the definitive documents will establish rules for the transfer of shares, including a right of first offer, tag-along right and drag-along right, subject to the Lock-Up Period, as well as other customary terms for transactions of this kind.

2.3. Other Relevant Information

Until the effective implementation of the Transaction, both parties will conduct their respective businesses completely separate and independent of each other. Therefore, customers, suppliers, employees and other third parties should not expect any change in the composition of management, business relations, supply and offer of products during this period as a result of the Transaction.

3. Required Approvals and General Information

As anticipated, however, the Transaction will only be consummated after (i) approval by the Brazilian Federal Government, including due to the ownership of the common share of special class issued by the Company (golden share), pursuant to Article 9 of the Bylaws; (ii) ratification by the Board of Directors, also pursuant to Article 9 of the Bylaws; (iii) authorization by the Board of Directors to the Board of Officers for purposes of the execution of finalized agreements related to the Transaction; (iv) deliberation and approval of the Transaction by Embraer shareholders at an Extraordinary General Meeting; (v) approval by antitrust authorities from Brazil, the United States of America and other applicable jurisdictions; and (vi) satisfaction of other customary conditions.

Therefore, it is not possible at this moment to guarantee the consummation of the Transaction.

The Company will keep its shareholders and the market in general informed of any new relevant step concerning the Transaction.

The Company has been advised by the following firms in connection with the Transaction: Barbosa Müssnich Aragão – BMA, Skadden, Arps, Slate, Meagher & Flom LLP, Citibank, McKinsey A.T. Kearney and KPMG.

São José dos Campos, December 17, 2018.

Nelson Krahenbuhl Salgado

Executive Financial Vice President and Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2018

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer